UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

DISCOVERY HOLDING COMPANY

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 25468Y 10 7

Series B Common Stock: 25468Y 20 6

(CUSIP Number)

John C. Malone

c/o Discovery Holding Company

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25468Y 10 7 (Series A Common Stock) CUSIP No. 25468Y 20 6 (Series B Common Stock)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A: 1,581,681 (1, 2) Series B: 11,667,050 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power Series A: 1,581,681 (1, 2) Series B: 11,667,050 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 1,581,681 (1, 2) Series B: 11,667,050 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A: 0.6% (2, 3) Series B: 89.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes: (a) 150,504 shares of Series A Common Stock and 340,943 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership; (b) 76,602 shares of Series A Common Stock held in a 401(k) savings plan account for the benefit of Mr. Malone; (c) 330 shares of Series A Common Stock held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust; and (d) 412 shares of Series A Common Stock and 947,545 shares of Series B Common Stock, which may be acquired within 60 days after July 21, 2005 pursuant to stock options. Mr. Malone has the right to convert the options to purchase shares of Series B Common Stock into options to purchase shares of Series A Common Stock.

(2) Does not include shares of Series A Common Stock issuable upon (x) conversion of shares of Series B Common Stock owned by Mr. Malone or his wife or (y) exercise of options to acquire shares of Series B Common Stock that may be converted into options to acquire shares of Series A Common Stock by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 13,248,727 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be 4.74%, in each case subject to the relevant footnotes set forth herein.

(3) According to information supplied by the Issuer, the Issuer had 268,093,388 shares of Series A Common Stock and 12,106,092 shares of Series B Common Stock outstanding as of July 21, 2005. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 29.7% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

DISCOVERY HOLDING COMPANY

Item 1.	Security and Issuer

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Discovery Holding Company, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)   Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”); and

(b)   Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on July 21, 2005 (the “Distribution Date”), of shares of Series A Common Stock and Series B Common Stock in connection with the distribution (the “Distribution”) by Liberty Media Corporation, a Delaware corporation (“LMC”), of all the shares of Common Stock outstanding on the Distribution Date to LMC’s shareholders on a pro rata basis.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

Item 2.	Identity and Background

The reporting person is John C. Malone, whose business address is c/o Discovery Holding Company, 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is the Chief Executive Officer and Chairman of the Board of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Distribution. In the Distribution, Mr. Malone, as a shareholder of LMC, received .10 of a share of Series A Common Stock for each share of LMC’s Series A common stock, par value $0.01 per share (the “LMC Series A Common Stock”), beneficially owned by him as of 5:00 p.m. New York City time, on July 15, 2005 (the “Record Date”), and .10 of a share of Series B Common Stock for each share of LMC’s Series B common stock, par value $0.01 per share (the “LMC Series B Common Stock” and, together with the LMC Series A Common Stock, the “LMC Common Stock”), beneficially owned by him as of the Record Date. No fractional shares were issued in the Distribution. In addition, Mr. Malone received, for each option to purchase shares of LMC Common Stock (an “LMC Option”) held by him as of the Record Date, an option (a “DHC Option”) to purchase shares of Common Stock exercisable for the number of shares that would have been issued in the Distribution in respect of the shares of LMC Common Stock subject to such LMC Option, if such shares of LMC Common Stock had been outstanding on the Record Date. Each such LMC Option was adjusted in the Distribution, such that the aggregate exercise price of each such LMC Option was allocated between the corresponding DHC Option and the adjusted LMC Option.

Item 4.	Purpose of Transaction

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement pursuant to the Distribution. Mr. Malone is the Chief Executive Officer and Chairman of the Board of the Issuer. In addition, because the holders of Series B Common Stock are entitled to cast ten votes per share and the holders of Series A Common Stock are entitled to cast one vote per share, Mr. Malone’s beneficial ownership of Common Stock constitutes approximately 29.7% of the combined voting power of the Series A Common Stock and Series B Common Stock.

Except as described in Item 6 below, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)    Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 1,581,681 shares of Series A Common Stock (including (x) 150,504 shares held by his wife as to which he disclaims beneficial ownership and (y) 412 shares that may be acquired within 60 days of July 21, 2005 pursuant to stock options), which represent 0.6% of the outstanding shares of Series A Common Stock; and (ii) 11,667,050 shares of Series B Common Stock (including (A) 340,943 shares held by his wife as to which he disclaims beneficial ownership and (B) 947,545 shares that may be acquired within 60 days of July 21, 2005 pursuant to stock options), which represent approximately 89.4% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 268,093,388 shares of Series A Common Stock and (2) 12,106,092 shares of Series B Common Stock, in each case outstanding as of July 21, 2005. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 29.7% of the voting power with respect to the general election of directors of the Issuer. See Items 4 and 6.

(b)    Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.

(c)    Except as reported in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following is a summary of the terms of the lock-up agreement dated July 20, 2005 (the “Agreement”), between Mr. Malone and the Issuer. This summary may not contain all pertinent information. It is qualified in its entirety by reference to the full text of the Agreement, a form of which is included as Exhibit 7(a) attached hereto.

In connection with the Distribution, the board of directors of the Issuer requested that Mr. Malone enter into a lock-up agreement with respect to his shares of Series B Common Stock. Following discussions between Mr. Malone and the board of directors of the Issuer, Mr. Malone entered into the Agreement, pursuant to which Mr. Malone agreed, subject to certain exceptions, not to transfer any shares of Series B Common Stock or any options to purchase shares of Series B Common Stock owned by him (whether acquired in connection with the Distribution or later), or enter into any agreement to transfer his shares or options of Series B Common Stock, for a period of time (not to exceed 18 months) after the Distribution. These transfer restrictions are subject to a number of exceptions including:

•  transfers to certain of Mr. Malone’s family members or to entities that he or they control,

•  certain transfers in connection with estate planning and charitable giving,

•  transfers to the Issuer in connection with the exercise of options to purchase Series B Common Stock, and

•  transfers to any entity that meets the following qualifications (a “Permitted Malone Transferee”): (i) the entity has equity securities traded on a national securities exchange or market, (ii) Mr. Malone, his family members and entities he or they control, collectively own, or after the permitted transfer would own, and have the right to vote, securities representing twenty percent or more of the outstanding voting power of the entity, and (iii) no other person owns or has the right to vote securities of the entity representing a greater percentage of the outstanding voting power of the entity than Mr. Malone, his family members and the entities he or they control.

In connection with transfers pursuant to certain of these exceptions, the applicable transferee will be required to enter into an agreement with the Issuer imposing restrictions similar to those under the Agreement. In addition, Mr. Malone may convert his shares of Series B Common Stock into shares of Series A Common Stock in accordance with the Issuer’s restated certificate of incorporation and may pledge or grant a security interest in his shares or options in connection with a bona fide financing or hedging transaction so long as the right to vote the shares is retained by him and the pledgee, grantee or counter party in the transaction agrees to convert any shares of Series B Common Stock it receives in the event of a default, foreclosure or other acquisition of Mr. Malone’s shares or options into shares of Series A Common Stock. The transfer restrictions will not apply to any transfer of shares or options in connection with a transaction pursuant to which a person (other than Mr. Malone, his family members, entities he or they control or a Permitted Malone Transferee) acquires beneficial ownership of fifty percent or more of the voting power of the outstanding capital stock of the Issuer, so long as the Issuer’s board of directors has approved the transaction or in connection with the transaction the board or a court has taken actions that would terminate or render ineffective the Issuer’s shareholder rights plan or redeem the rights issued pursuant to the Rights Agreement, dated July 18, 2005, between the Issuer and EquiServe Trust Company, N.A., as trustee. The Agreement refers to such a transaction as a “Company Control Transaction.”

The Agreement will terminate upon the earliest to occur of the expiration of eighteen months after the date of the agreement, the death of Mr. Malone and the consummation of a Company Control Transaction.

The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
7(a)	Agreement, dated July 20, 2005, between the Issuer and John C. Malone (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form 10 of the Issuer)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2005

/s/ John C. Malone
John C. Malone